UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2009
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number: 000-51904
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HOME BANCSHARES, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan
Form 11-K
Index

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Home BancShares, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States. Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP
Hancock Askew & Co., LLP

Savannah, Georgia
June 11, 2010

Home BancShares, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Cash	$489,455	$942,459
Mutual funds	7,769,347	5,557,641
Guaranteed investment contracts	228,067	259,225
Home BancShares, Inc. Common Stock	4,225,729	4,306,129

Total investments	12,712,598	11,065,454

Participant loans at estimated fair value	—	486

Receivables:
Employer’s contributions	—	108
Participants’ contributions	—	203

Total receivables	—	311

Total assets	12,712,598	11,066,251

Liabilities
Operating payable	—	6,137

Net assets available for benefits	$12,712,598	$11,060,114

Home BancShares, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2009
Additions to net assets attributed to:
Net appreciation in fair value of investments	$1,182,406
Interest and dividends	255,195

Total investment income	1,437,601

Contributions:
Employer’s	491,368
Participants’	1,306,991
Rollovers	122,222

Total contributions	1,920,581

Total additions	3,358,182

Deductions from net assets attributed to:
Benefit payments to participants	1,648,721
Administrative expenses and fees	73,704

Total deductions	1,722,425

Net increase	1,635,757

Transfers from other plans	16,727

Net assets available for benefits – beginning of year	11,060,114

Net assets available for benefits – end of year	$12,712,598

Home BancShares, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
     The following description of Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. and its subsidiary (the “Employer”) who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
     Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the years ended December 31, 2009 and 2008, participants received a match of 50% of the first 6% of their deferrals.
     The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2009 or 2008. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).
     Participants direct their contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.
Payment of Benefits
     Upon retirement, disability, death, or termination of service, a participant may elect to receive a payment in a lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically made. The Plan also has provisions for withdrawals for certain hardships, subject to approval.
Vesting
     Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Employer Contributions
Years of Service	Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%
Administrative Expenses
     Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion.
Forfeitures
     Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2009 and 2008 are $131,027 and $89,528, respectively. No forfeitures were reallocated during 2009.
Plan Termination
     Although it has not been expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements were prepared on the accrual basis of accounting.
Payment of Benefits
     Benefit payments were recorded when paid.
Valuation of Investments
     Investments are stated at fair value. Investments in registered investment companies (mutual funds) are based upon quoted prices. Investments in the common stock of Home BancShares, Inc. are valued at their closing price on an established exchange as of December 31, 2009. Participant loans are valued at cost which approximates fair value.

     Certain investment contracts held in the Plan are required to be reported at fair value. Fair value for investment contracts is based upon the fair value of the underlying assets, including insurance contracts and wraps. However, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts in defined contribution plans. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The fair value of such contracts was not materially different from the contract value.
     Purchases and sales of securities were recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Use of Estimates
     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
     During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Home BancShares, Inc. Common Stock	$(309,567)
Mutual Funds	1,491,973

Net appreciation in fair value of investments	$1,182,406

     Investments with fair values that represent 5% or more of the Plan’s net assets for 2009 and/or 2008 are as follows:

	2009			2008
Cash
Fidelity Cash Reserves	$	*	*	$942,459

Mutual funds
Balanced Strategy Fund		2,761,754		2,004,017
Growth Strategy Fund		1,173,501		822,053
Moderate Strategy Fund		980,021		813,330

Employer stock		4,225,729		4,306,129

**	Does not represent 5% or more of the Plan’s net assets.
4. Fair Value Measurements
     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and is measured according to a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
     A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
     The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:
Investment Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total Assets
Mutual funds:
International stock funds	$390,268	$—	$—	$390,268
Domestic stock funds	1,833,818	—	—	1,833,818
Bond funds	322,282	—	—	322,282
Blended funds	5,222,979			5,222,979

Total mutual funds	7,769,347	—	—	7,769,347

Interest bearing cash	489,455	—	—	489,455
Home BancShares Inc. Common Stock	4,225,729	—	—	4,225,729
Investment contracts	—	228,067	—	228,067

Total assets	$12,484,531	$228,067	$—	$12,712,598

Investment Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total Assets
Mutual funds:
International stock funds	$311,943	$—	$—	$311,943
Domestic stock funds	1,174,664	—	—	1,174,664
Bond funds	264,227	—	—	264,227
Blended funds	3,806,807	—	—	3,806,807

Total mutual funds	5,557,641	—	—	5,557,641

Interest bearing cash	942,459	—	—	942,459
Home BancShares, Inc. Common Stock	4,306,129	—	—	4,306,129
Investment contracts	—	259,225	—	259,225

Total assets	$10,806,229	$259,225	$—	$11,065,454

5. Investment Contracts
     The Plan, through the ABN AMRO Income Plus Fund (the Fund) invests in fixed income securities which consist of common collective trusts, short-term securities and bonds. To reduce the risk of market losses on these investments, the Fund enters into guaranteed investment contracts (GICs) or wrapper contracts with financial institutions or insurance companies, which enable the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time. There are no reserves against contract value for credit risk of a contract issuer or otherwise.
     Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include termination of participating plans, or a material adverse change to the provisions of participating plans. The Plan administrator does not believe that the occurrence of any of these events is probable.The investment contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contracts; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; and (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.
     The crediting yield earned by the participants was 2.37% and 4.57% during the year ended December 31, 2009 and 2008, respectively. The average yield of the underlying assets was 2.85% and 4.88% during the year ended December 31, 2009 and 2008, respectively.

6. Income Tax Status
     The prototype Plan, adopted by the Employer, obtained its latest determination letter on October 29, 2001, in which the Internal Revenue Service has stated that the prototype Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
7. Risks and Uncertainties
     The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
8. Related-Party Transactions
     The Plan’s investments in pooled separate accounts are managed by the Trustee. The transactions qualify as party-in-interest transactions. FirsTrust, the trustee of the Plan, is an affiliate of the sponsor. Additionally, the Plan holds an investment in the common stock of the sponsor.
9. Plan Transfers
     The Plan Sponsor acquired Centennial Bancshares, Inc. on January 1, 2008. As a result of that acquisition, the Centennial Bancshares, Inc. 401(k) Profit Sharing Plan and Trust was terminated and $292,387 in assets merged into the Plan on December 31, 2008. This plan merge became effective January 1, 2009. In February 2009, $16,727 in assets were merged into the Plan and made effective January 1, 2009.
10. Plan Amendments
     As of December 29, 2009, the Plan adopted a required amendment under the Pension Protection Act of 2006, which could increase the vesting of certain participants on military leave of absence. There was no material impact to the financial statements of the Plan upon adoption of the amendment.
11. Subsequent Events
     Subsequent events have been evaluated through the date of this filing.

Home BancShares, Inc. 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of issue, borrower, lessor	Description of investment including maturity date,
	or similar party	rate of interest collateral, par or maturity value	Cost	Current Value

	Cash
*	Fidelity Cash Reserves	Interest-bearing cash	**	$79,854
*	Fidelity Money Market	Interest-bearing cash	**	409,426
*	Fidelity Retirement Money Market	Interest-bearing cash	**	175

				489,455
	Mutual funds
*	American Funds Growth Fund of America	Value of interest in registered investment companies	**	349,587
*	ARTIO International Equity Fund	Value of interest in registered investment companies	**	390,268
*	Russell Life Points Balanced Strategy Fund	Value of interest in registered investment companies	**	2,761,754
*	Baron Small Cap Fund	Value of interest in registered investment companies	**	149,881
*	Columbia Mid-Cap Value	Value of interest in registered investment companies	**	32,287
*	Russell Life Points Conservative Strategy Fund	Value of interest in registered investment companies	**	307,703
*	Russell Life Points Equity Growth Strategy Fund	Value of interest in registered investment companies	**	200,889
*	Fidelity Institutional Short Int Govt	Value of interest in registered investment companies	**	37,558
*	Russell Life Points Growth Strategy Fund	Value of interest in registered investment companies	**	1,173,501
*	Janus Orion Fund	Value of interest in registered investment companies	**	229,254
*	Keeley Small Cap Value Fund	Value of interest in registered investment companies	**	2,378
*	Russell Life Points Moderate Strategy Fund	Value of interest in registered investment companies	**	980,021
*	PIMCO Total Return	Value of interest in registered investment companies	**	284,724
*	Royce Premier Fund	Value of interest in registered investment companies	**	438,091
*	Selected American Shares	Value of interest in registered investment companies	**	113,264
*	T. Rowe Price Equity Income	Value of interest in registered investment companies	**	314,534
*	Dimensional Advantage U.S. Small Cap Value	Value of interest in registered investment companies	**	3,653

				7,769,347
	Employer stock
*	Home BancShares, Inc. Common Stock	Employer securities	**	4,225,729

	Investment contracts
*	ABN AMRO Income Plus	Value of interest in guaranteed investment contracts	**	228,067

	Total investments			12,712,598

*	Indicates party-in-interest to the Plan

**	Cost is not applicable for participant-directed investments

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan
	By:	/s/ Randy E. Mayor
Date: June 11, 2010		Chief Financial Officer and Treasurer of
Home BancShares, Inc.